SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                          (Amendment No. __________ )*


                        Spanish Broadcasting System, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    846425882
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 23, 2004
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 32 Pages)

CUSIP No. 846425882                      13D                 Page 2 of 32 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SUMNER M. REDSTONE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,400,000
  OWNED BY     -----------------------------------------------------------------

    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,400,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 846425882                      13D                  Page 3 of 32 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     National Amusements, Inc.
     I.R.S. Identification No.  04-2261332
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,400,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,400,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 846425882                      13D                 Page 4 of 32 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NAIRI, Inc.
     I.R.S. Identification No. 04-3446887
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,400,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,400,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 846425882                      13D                  Page 5 of 32 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VIACOM INC.
     I.R.S. Identification No. 04-2949533
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,400,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,400,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 846425882                      13D                 Page 6 of 32 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Infinity Broadcasting Corporation
     I.R.S. Identification No.  13-4142467
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,400,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,400,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 846425882                      13D                  Page 7 of 32 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Infinity Media Corporation
     I.R.S. Identification No.  13-2766282
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,400,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,400,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

                                                              Page 8 of 32 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

          The class of equity securities to which this Statement on Schedule 13D relates is the Class A Common Stock, $.0001 par value per share (the "Class A Shares"), of Spanish Broadcasting System, Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2601 South Bayshore Drive, PH 2, Coconut Grove, Florida 33133, by virtue of the Reporting Persons' (as defined in Item 2 below) ownership of the Issuer's Series C Convertible Preferred Stock, $.002 par value per share, (the "Series C Shares"), which are convertible into Class A Shares on a one-for-twenty basis under certain circumstances and a warrant to purchase Series C Shares (the "Warrant"). The Warrant is more fully described in Item 6 below, which is incorporated herein by reference. The Class A Shares carry one vote per share and the Series C Shares carry twenty votes per share.


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

          This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Infinity Broadcasting Corporation ("IBC") and Infinity Media Corporation ("IMC") (collectively, the "Reporting Persons").

          IMC, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036. IMC's principal business is the radio broadcasting business. 100% of the issued and outstanding stock of IMC is owned by IBC.

          IBC, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and its main asset is its ownership of IMC. 100% of the issued and outstanding stock of IBC is owned by Viacom.

          Viacom, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and is a diversified worldwide entertainment company. At October 29, 2004, approximately 71% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 11% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, were owned by NAIRI.

          NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and its principal business is exhibiting motion pictures in the United States and holding the shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal business is owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom.

                                                              Page 9 of 32 Pages

--------------------------------------------------------------------------------

          The executive officers and directors of IMC, IBC, Viacom, NAIRI and NAI, as of December 23, 2004, are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

          (a)     Name;

          (b)     Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, none of the Reporting Persons or any person named in any of Schedules I through V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, all of the directors of IMC, IBC, Viacom, NAIRI and NAI, including Mr. Sumner M. Redstone, are citizens of the United States.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

          The Issuer's Series C Shares and Warrant were acquired by the Reporting Persons pursuant to a Merger Agreement, dated October 5, 2004, among the Issuer, IMC, Infinity Broadcasting Corporation of San Francisco ("IBC-SF"), a wholly-owned subsidiary of IMC and SBS Bay Area, LLC, a wholly-owned subsidiary of the Issuer (the "Merger Agreement"), in exchange for all of the rights and obligations of IBC-SF including the Federal Communications Commission ("FCC") license for radio station 93.3 FM, serving the San Francisco, California market.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          IMC acquired the Series C Shares and Warrant for investment purposes.

          Except as set forth in Item 6 below, the Reporting Persons have no current plan or proposal which relates to, or would result in any actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional securities of the Issuer and may dispose of any and all Series C Shares held and issuable upon exercise of the Warrant and, upon conversion of the Series C Shares, any and all Class A Shares.

          The information set forth under Item 6 below is incorporated herein by reference.

                                                             Page 10 of 32 Pages

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

          (a) and (b) IMC is the owner, with shared dispositive and voting power, of 380,000 Series C Shares and a Warrant to purchase 190,000 Series C Shares, or approximately 22.3% of the Issuer's issued and outstanding Class A Shares (based on 39,656,755 Class A Shares reported by the Issuer to be issued and outstanding as of November 8, 2004, and assuming the conversion of the Series C Shares and, upon exercise, the conversion of the Series C Shares underlying the Warrant). Upon conversion, each of the Series C Shares will convert into twenty fully paid and non-assessable Class A Shares. Accordingly, the 380,000 Series C Shares are convertible into 7,600,000 Class A Shares, in the aggregate, subject to adjustment, and the 190,000 Series C Shares issuable upon exercise of the Warrant are convertible into an additional 3,800,000 Class A Shares, in the aggregate, subject to adjustment.

          IBC is the beneficial owner, with shared dispositive and voting power, of 380,000 Series C Shares and a Warrant to purchase 190,000 Series C Shares, or approximately 22.3% of the Issuer's issued and outstanding Class A Shares (based on 39,656,755 Class A Shares reported by the Issuer to be issued and outstanding as of November 8, 2004, and assuming the conversion of the Series C Shares and, upon exercise, the conversion of the Series C Shares underlying the Warrant). Upon conversion, each of the Series C Shares will convert into twenty fully paid and non-assessable Class A Shares. Accordingly, the 380,000 Series C Shares are convertible into 7,600,000 Class A Shares, in the aggregate, subject to adjustment, and the 190,000 Series C Shares issuable upon exercise of the Warrant are convertible into an additional 3,800,000 Class A Shares, in the aggregate, subject to adjustment.

          Viacom is the beneficial owner, with shared dispositive and voting power, of 380,000 Series C Shares and a Warrant to purchase 190,000 Series C Shares, or approximately 22.3% of the Issuer's issued and outstanding Class A Shares (based on 39,656,755 Class A Shares reported by the Issuer to be issued and outstanding as of November 8, 2004, and assuming the conversion of the Series C Shares and, upon exercise, the conversion of the Series C Shares underlying the Warrant). Upon conversion, each of the Series C Shares will convert into twenty fully paid and non-assessable Class A Shares. Accordingly, the 380,000 Series C Shares are convertible into 7,600,000 Class A Shares, in the aggregate, subject to adjustment, and the 190,000 Series C Shares issuable upon exercise of the Warrant are convertible into an additional 3,800,000 Class A Shares, in the aggregate, subject to adjustment.

          NAIRI is the beneficial owner, with shared dispositive and voting power, of 380,000 Series C Shares and a Warrant to purchase 190,000 Series C Shares, or approximately 22.3% of the Issuer's issued and outstanding Class A Shares (based on 39,656,755 Class A Shares reported by the Issuer to be issued and outstanding as of November 8, 2004, and assuming the conversion of the Series C Shares and, upon exercise, the conversion of the Series C Shares underlying the Warrant). Upon conversion, each of the Series C Shares will convert into twenty fully paid and non-assessable Class A Shares. Accordingly, the 380,000 Series C Shares are convertible into 7,600,000 Class A Shares, in the aggregate, subject to adjustment, and the 190,000 Series C Shares issuable upon exercise of the Warrant are convertible into an additional 3,800,000 Class A Shares, in the aggregate, subject to adjustment.

          NAI is the beneficial owner, with shared dispositive and voting power, of 380,000 Series C Shares and a Warrant to purchase 190,000 Series C Shares, or approximately 22.3% of the Issuer's issued and outstanding Class A Shares (based on 39,656,755 Class A Shares reported by the Issuer to be issued and outstanding as of November 8, 2004, and assuming the conversion of the Series C Shares and,

                                                             Page 11 of 32 Pages

--------------------------------------------------------------------------------

upon exercise, the conversion of the Series C Shares underlying the Warrant). Upon conversion, each of the Series C Shares will convert into twenty fully paid and non-assessable Class A Shares. Accordingly, the 380,000 Series C Shares are convertible into 7,600,000 Class A Shares, in the aggregate, subject to adjustment, and the 190,000 Series C Shares issuable upon exercise of the Warrant are convertible into an additional 3,800,000 Class A Shares, in the aggregate, subject to adjustment.

          As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 380,000 Series C Shares and a Warrant to purchase 190,000 Series C Shares, or approximately 22.3% of the Issuer's issued and outstanding Class A Shares (based on 39,656,755 Class A Shares reported by the Issuer to be issued and outstanding as of November 8, 2004, and assuming the conversion of the Series C Shares and, upon exercise, the conversion of the Series C Shares underlying the Warrant). Upon conversion, each of the Series C Shares will convert into twenty fully paid and non-assessable Class A Shares. Accordingly, the 380,000 Series C Shares are convertible into 7,600,000 Class A Shares, in the aggregate, subject to adjustment, and the 190,000 Series C Shares issuable upon exercise of the Warrant are convertible into an additional 3,800,000 Class A Shares, in the aggregate, subject to adjustment.

          Percentage of Overall Voting Power.

          Based on the total number of voting securities issued and outstanding on a combined basis (as of November 8, 2004, Class A Shares and Class B Common Stock, $.001 par value per share, each of which has ten(10) votes per share, and, as of the date hereof, Series C Shares), the Reporting Persons effectively have approximately 2.5% of the voting power of the Issuer, without taking into effect the exercise of the Warrant, and approximately 3.8% of the voting power of the Issuer assuming the exercise of the Warrant.

          (c) None

          (d) None

          (e) None

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On October 5, 2004, IMC entered into the Merger Agreement, pursuant to which, on December 23, 2004, IBC-SF merged with and into SBS Bay Area, with SBS Bay Area surviving (the "Merger"). Upon the Merger, SBS Bay Area acquired all of the rights and obligations of IBC-SF, including the FCC license of IBC-SF for radio station 93.3 FM, serving the San Francisco, California market. In connection with the Merger Agreement, in exchange for all of the outstanding shares of capital stock of IBC-SF, on December 23, 2004, the Issuer issued to IMC (i) 380,000 Series C Shares, which are convertible, under certain circumstances, into twenty shares each of the Issuer's Class A Shares; and (ii) the Warrant to purchase an additional 190,000 Series C Shares at an exercise price of $300 per share. The Series C Shares vote along with Class A Shares on an "as-converted basis." The description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, Exhibit 2 to this Statement on Schedule 13D, and is incorporated herein by reference.

                                                             Page 12 of 32 Pages

--------------------------------------------------------------------------------

         In connection with the Merger Agreement, the following additional agreements with respect to the Issuer's securities were entered into among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer:

o The Warrant to purchase 190,000 Series C Shares, exercisable at any time from December 23, 2004 until December 23, 2008, at an exercise price of $300 per share. The description of the Warrant is qualified in its entirety by reference to the Form of Warrant, Exhibit 3 to this Statement on
     Schedule 13D, and is incorporated herein by reference.

o A stockholder agreement among the Issuer, IMC, and Raul Alarcon, Jr., the Issuer's Chairman of the Board, Chief Executive Officer and President, (the "Stockholder Agreement"),whereby, among other rights, IMC was granted (i) a right of first negotiation in the event that the Issuer decides to transfer to a third party any radio station that it controls in either the New York or Miami markets, (ii) a right to match any offer to purchase the Issuer's Miami stations during the one-year period beginning October 5, 2004, (iii) in the event Raul Alarcon, Jr., proposes to transfer a number of his shares, that in the aggregate would result in a change of control, a right of first negotiation and a tag-along right, and (iv) in the event the rules and regulations of the FCC permit a person affiliated with IMC to a seat on the board of directors of the Issuer without creating an "attributable interest" (as that term is defined under the rules and regulations of the FCC), IMC may appoint an observer to the Board of Directors of the Issuer and the Issuer agrees to discuss the possibility of nominating such a director. The description of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, Exhibit 4 to this Statement on Schedule 13D, and is incorporated herein by reference.

o A registration rights agreement between the Issuer and IMC (the "Registration Rights Agreement"), pursuant to which, following a period of one year (or earlier if the Issuer takes certain actions), IMC may instruct the Issuer to file up to three registration statements with the Securities and Exchange Commission (the "SEC"), providing for the registration for resale of the Class A Shares issuable upon conversion of the Series C Shares upon demand of IMC. Under the terms of the Registration Rights Agreement, the Issuer has also agreed to grant "piggyback" registration rights to IMC for registered offerings which include the sale of shares by Raul Alarcon, Jr. Additionally, the Registration Rights Agreement stipulates that the Issuer will indemnify IMC against liability arising in connection with the resale of their shares registered in accordance with the terms of the registration rights agreement. The description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, Exhibit 5 to this Statement on Schedule 13D, and is incorporated herein by reference.

         The information set forth under Item 4 above is incorporated herein by reference.

                                                             Page 13 of 32 Pages

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

          1. Joint Filing Agreement, dated December 23, 2004, among Infinity Media Corporation, Infinity Broadcasting Corporation, Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).

          2. Merger Agreement, dated as of October 5, 2004, among Spanish Broadcasting System, Inc., Infinity Media Corporation, Infinity Broadcasting Corporation of San Francisco and SBS Bay Area, LLC (incorporated by reference to Exhibit 10.1 filed with the Report on Form 8-K, dated October 12, 2004, filed by Spanish Broadcasting System, Inc.) (File No. 000-27823).

          3. Warrant, dated as of December 23, 2004, issued to IMC (incorporated by reference to Exhibit 4.2 filed with the Report on Form 8-K, dated December 27, 2004, filed by Spanish Broadcasting System, Inc.) (File No. 000-27823).

          4. Stockholder Agreement, dated October 5, 2004, among Infinity Media Corporation, Spanish Broadcasting System, Inc. and Raul Alarcon, Jr. (incorporated by reference to Exhibit 10.2 filed with the Report on Form 8-K, dated October 12, 2004 filed by Spanish Broadcasting System, Inc.) (File No. 000-27823).

         5. Registration Rights Agreement, dated as of December 23, 2004, between Spanish Broadcasting System, Inc. and Infinity Media Corporation (incorporated by reference to
                    Exhibit 4.3 filed with the Report on Form 8-K, dated December 27, 2004, filed by Spanish Broadcasting
                    System, Inc.) (File No. 000-27823).


--------------------------------------------------------------------------------

                                                             Page 14 of 32 Pages




                                    SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


December 23, 2004


                                        Infinity Media Corporation

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        Infinity Broadcasting Corporation

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        Viacom Inc.

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        NAIRI, Inc.

                                        By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and President


                                        National Amusements, Inc.

                                        By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and Chief Executive Officer


                                         /s/ SUMNER M. REDSTONE
                                        ----------------------------------------
                                        Sumner M. Redstone
                                        Individually

                                                             Page 15 of 32 Pages



                                  EXHIBIT INDEX

1. Joint Filing Agreement, dated December 23, 2004, among Infinity Media Corporation, Infinity Broadcasting Corporation, Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).

2. Merger Agreement, dated as of October 5, 2004, among Spanish Broadcasting System, Inc., Infinity Media Corporation, Infinity Broadcasting Corporation of San Francisco and SBS Bay Area, LLC (incorporated by reference to Exhibit 10.1 filed with the Report on Form 8-K, dated October 12, 2004, filed by Spanish Broadcasting System, Inc.) (File No. 000-27823).

3. Warrant, dated as of December 23, 2004 issued to IMC (incorporated by reference to Exhibit 4.2 filed with the Report on Form 8-K, dated December 27, 2004, filed by Spanish Broadcasting System, Inc.) (File No. 000-27823).

4. Stockholder Agreement, dated October 5, 2004, among Infinity Media Corporation, Spanish Broadcasting System, Inc. and Raul Alarcon, Jr. (incorporated by reference to Exhibit 10.2 filed with the Report on Form 8-K, dated October 12, 2004 filed by Spanish Broadcasting System, Inc.) (File No. 000-27823).

5. Registration Rights Agreement, dated as of December 23, 2004, between Spanish Broadcasting System, Inc. and Infinity Media Corporation (incorporated by reference to Exhibit 4.3 filed with the Report on Form 8-K, dated December 27, 2004, filed by Spanish Broadcasting System, Inc.) (File No. 000-27823).

                                                             Page 16 of 32 Pages

                                   SCHEDULE I

           Name, business address and present principal occupation or employment of the directors and executive officers of

                           Infinity Media Corporation

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
                        1515 Broadway             Treasurer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
                        1515 Broadway             General Counsel and Secretary
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
                        1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 17 of 32 Pages


                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                           Infinity Media Corporation

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
John Sykes              Infinity Radio            Chief Executive Officer
Chief Executive Officer 1515 Broadway             Infinity Radio
                        New York, NY  10036       1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Joel Hollander          Infinity Radio            President and Chief Operating
President and Chief     1515 Broadway             Officer
Operating Officer       New York, NY  10036       Infinity Radio
                                                  1515 Broadway
                                                  New York, NY  100369
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President               New York, NY  10036       Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             General Counsel and Secretary
President and           New York, NY  10036       Viacom Inc.
Secretary                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Executive Vice President,
Senior Vice             1515 Broadway             Human Resources and
President               New York, NY  10036       Administration
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Vice President and      1515 Broadway             Treasurer
Treasurer               New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 18 of 32 Pages

                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            Infinity Media Corporation

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jacques Tortoroli       Infinity Radio            Vice President, Finance and
Vice President, Finance 1515 Broadway             Chief Financial Officer
and Chief Financial     New York, NY  10036       Infinity Radio
Officer                                           1515 Broadway
                                                  New York, NY  100369
----------------------- ------------------------- ------------------------------

                                                             Page 19 of 32 Pages


                                    SCHEDULE II

           Name, business address and present principal occupation or employment of the directors and executive officers of

                        Infinity Broadcasting Corporation

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
                        1515 Broadway             Treasurer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
                        1515 Broadway             General Counsel and Secretary
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
                        1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 20 of 32 Pages


                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                        Infinity Broadcasting Corporation

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
John Sykes              Infinity Radio            Chief Executive Officer
Chief Executive Officer 1515 Broadway             Infinity Radio
                        New York, NY  10036       1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Joel Hollander          Infinity Radio            President and Chief Operating
President and Chief     1515 Broadway             Officer
Operating Officer       New York, NY  10036       Infinity Radio
                                                  1515 Broadway
                                                  New York, NY  100369
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President               New York, NY  10036       Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             General Counsel and Secretary
President and           New York, NY  10036       Viacom Inc.
Secretary                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Executive Vice President,
Senior Vice             1515 Broadway             Human Resources and
President               New York, NY  10036       Administration
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Vice President and      1515 Broadway             Treasurer
Treasurer               New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 21 of 32 Pages

                                   SCHEDULE I
                                   (Continued)

            Name, business address and present principal occupation or employment of the directors and executive officers of

                        Infinity Broadcasting Corporation

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jacques Tortoroli       Infinity Radio            Vice President, Finance and
Vice President, Finance 1515 Broadway             Chief Financial Officer
and Chief Financial     New York, NY  10036       Infinity Radio
Officer                                           1515 Broadway
                                                  New York, NY  100369
----------------------- ------------------------- ------------------------------

                                                             Page 22 of 32 Pages


                                  SCHEDULE III

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Joseph A.               The National Center on    Chairman of the Board and
Califano, Jr.           Addiction and Substance   President
                        Abuse at Columbia         The National Center on
                        University                Addiction and Substance Abuse
                        633 Third Avenue,         at Columbia University
                        19th Floor                633 Third Avenue, 19th Floor
                        New York, NY  10017       New York, NY 10017
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William S. Cohen        The Cohen Group           Chairman and Chief Executive
                        1200 19th Street, N.W.    Officer
                        Suite 400                 The Cohen Group
                        Washington, DC  20036     1200 19th Street, N.W.
                                                  Suite 400
                                                  Washington, DC  20036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        450 Park Avenue           DND Capital Partners, LLC
                        New York, NY  10022       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------

                                                             Page 23 of 32 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Alan C. Greenberg       Bear, Stearns & Co.,      Chairman of the Executive
                        Inc.                      Committee
                        383 Madison Avenue,       Bear, Stearns & Co., Inc.
                        5th Floor                 383 Madison Avenue, 5th Floor
                        New York, NY  10179       New York, NY  10179
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jan Leschly             Care Capital LLC          Chairman and CEO
                        47 Hulfish Street,        Care Capital LLC
                        Suite 310                 47 Hulfish Street, Suite 310
                        Princeton, NJ  08542      Princeton, NJ  08542
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Charles E.              Oracle Corporation        President
Phillips, Jr.           500 Oracle Parkway        Oracle Corporation
                        Redwood Shores, CA  94065 500 Oracle Parkway
                                                  Redwood Shores, CA  94065
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                            Page 24  of 32 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Frederic V. Salerno     400 Westchester Avenue,   Retired
                        2nd Floor                 Not applicable
                             White Plains, NY 10604
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William Schwartz        Cadwalader, Wickersham    Counsel
                        & Taft                    Cadwalader, Wickersham & Taft
                        100 Maiden Lane           100 Maiden Lane
                        New York, NY  10038       New York, NY  10038
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Patty Stonesifer        Bill and Melinda Gates    Co-Chair and President
                        Foundation                Bill and Melinda Gates
                        1551 Eastlake Ave. East   Foundation
                        Seattle, WA  98102        1551 Eastlake Ave. East
                                                  Seattle, WA  98102
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert D. Walter        Cardinal Health, Inc.     Chairman and Chief Executive
                        7000 Cardinal Place       Officer
                        Dublin, OH  43017         Cardinal Health, Inc.
                                                  7000 Cardinal Place
                                                  Dublin, OH  43017
----------------------- ------------------------- ------------------------------

                                                             Page 25 of 32 Pages


                                  SCHEDULE III
                                   (Continued)

              Name, business address and present principal occupation or employment of the directors and executive officers of

                                      Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman of the Board   1515 Broadway             Chief Executive Officer
and Chief Executive     New York, NY  10036       Viacom Inc.
Officer                                           1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Thomas E. Freston       Viacom Inc.               Co-President and Co-Chief
Co-President and        1515 Broadway             Operating Officer
Co-Chief Operating      New York, NY  10036       Viacom Inc.
Officer                                           1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          Viacom Inc.               Co-President and Co-Chief
Co-President and        1515 Broadway             Operating Officer
Co-Chief Operating      New York, NY  10036       Viacom Inc.
Officer                                           1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President and Chief     New York, NY  10036       Officer
Financial Officer                                 Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             General Counsel and Secretary
President, General      New York, NY  10036       Viacom Inc.
Counsel and Secretary                             1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 26 of 32 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Carl D. Folta           Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             Corporate Relations
President, Corporate    New York, NY  10036       Viacom Inc.
Relations                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Senior Vice President   1515 Broadway             Treasurer
and Treasurer           New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Controller and Chief
Controller and Chief    New York, NY  10036       Accounting Officer
Accounting Officer                                Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Carol Melton            Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             Government Relations
President, Government   New York, NY  10036       Viacom Inc.
Relations                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             Human Resources and
President, Human        New York, NY  10036       Administration
Resources and                                     Viacom Inc.
Administration                                    1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 27 of 32 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Martin M. Shea          Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             Investor Relations
President, Investor     New York, NY  10036       Viacom Inc.
Relations                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 28 of 32 Pages


                                     SCHEDULE IV

             Name, business address and present principal occupation or employment of the directors and executive officers of

                                     NAIRI, INC.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        9 West 57th  Street       DND Capital Partners, LLC
                        New York, NY  10019       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Brent D. Redstone       c/o Showtime Networks     Director of National
                        Inc.                      Amusements, Inc.
                        1633 Broadway             National Amusements, Inc.
                        New York, NY  10019       200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and Executive
                        Dedham, MA  02026         Vice President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------

                                                             Page 29 of 32 Pages


                                   SCHEDULE IV
                                   (Continued)

             Name, business address and present principal occupation or employment of the directors and executive officers of

                                     NAIRI, INC.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 30 of 32 Pages


                                   SCHEDULE IV
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   NAIRI, INC.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman and            1515 Broadway             Chief Executive Officer
President               New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
Executive Vice          200 Elm Street            Amusements, Inc. and Executive
President               Dedham, MA  02026         Vice President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jerome Magner           National Amusements, Inc. Vice President and Treasurer
Vice President and      200 Elm Street            of National Amusements, Inc.
Treasurer               Dedham, MA  02026         and NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard Sherman         National Amusements, Inc. Vice President of National
Vice President          200 Elm Street            Amusements, Inc. and NAIRI,
                        Dedham, MA  02026         Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------

                                                             Page 31 of 32 Pages

                                   SCHEDULE V

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            National Amusements, Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        9 West 57th  Street       DND Capital Partners, LLC
                        New York, NY  10019       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Brent D. Redstone       c/o Showtime Networks     Director
                        Inc.                      National Amusements, Inc.
                        1633 Broadway             200 Elm Street
                        New York, NY  10019       Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 32 of 32 Pages


                                     SCHEDULE V
                                     (Continued)

             Name, business address and present principal occupation or employment of the directors and executive officers of

                              National Amusements, Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman and Chief      1515 Broadway             Chief Executive Officer
Executive Officer       New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
President               200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jerome Magner           National Amusements, Inc. Vice President and Treasurer
Vice President and      200 Elm Street            of National Amusements, Inc.
Treasurer               Dedham, MA  02026         and NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard Sherman         National Amusements, Inc. Vice President of National
Vice President          200 Elm Street            Amusements, Inc. and Vice
                        Dedham, MA  02026         President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------